B. Wayne "BW" Barkley (Innovator)
Co-Founder and Chief Operating Officer at Knowledge as a Service, Inc. (KaaS)
2d •

Ya know, Wichita's new Riverfront Stadium -- home to Wind Surge -- is ahead-of-its-time in every way. And stunning! So glad I got to join a VIP tour yesterday with Wichita Manufacturers Association for their behind-the-curtain event, thanks to the kind invite from Amanda Dickson, CPA Dickson at RSM.

This pic is with my new buddy Aditya Joshi (super smart guy headed to University of California, Berkeley in 2 weeks) who surprised me when he reserved equity in our crowdraise. How cool is that!? These youngsters are sure smart! (wink)

Anyone can reserve equity like Aditya... because portals like Wefunder level the playing field when it comes to deal flow for all, ease of investing, and at micro levels like $250. Countless success stories already from this.

Game up and check it out >>> >>>>> www.wefunder.com/kaas

#startup #innovation #disruptivetechnologies #crowdfunding #entrepreneurs #democratization


WIND SURGE
WICHITA
WIND SURGE
with Aditya Joshi

9

Like Comment Share Send

242 views of your post in the feed

B. Wayne "BW" Barkley (Innovator)
Co-Founder and Chief Operating Officer at Knowledge as a Service, Inc. (KaaS)
3d •

Hard to believe the gov made this approach illegal for over 80 years.

Huge thanks to Wefunder, Arora Project and The SEC for this monumental opportunity to allow the crowd access -- essentially anyone in the world -- to micro-invest in us as if we were a public company!

>>> Now accepting reservations: https://lnkd.in/eJM8XsY

#ictcrowd
#dealflow
#crowdfundingcampaign
#behaviorchange
#disruptivetechnology



ringorang
0:16 / 4:07

7 • 2 comments

Like Comment Share Send

92 views of your video



B. Wayne "BW" Barkley (Innovator)

Co-Founder and Chief Operating Officer at Knowledge as a Service, Inc. (KaaS)

5d • Edited •

Humbled: the President of a crowdfunding marketing and ad agency just reserved equity in OUR crowd campaign.

Their LI bio says (redacted excerpt): "X is the industry's only full-service, turnkey product launch agency. We have helped file more than 700 patents... raised over $150 million dollars through crowdfunding..."

It's here: https://lnkd.in/eJM8XsY

#crowdfunding



Invest in Knowledge as a Service, Inc. (KaaS): Disruptive software that changes human behavior | Wefunder

wefunder.com • 4 min read

Like Comment Share Send

32 views of your post in the feed

Knowledge as a Service, Inc. (KaaS)
165 followers
3d •

Employees win with this tech. So do companies.

What's really neat is that basically anyone with $250 can potentially win too. How big of a win? Well, we have some thoughs about that.

Form your own thoughts here:
https://lnkd.in/ezXeQCN
(to reserve equity)

#disruptive
#crowdfunding
#dobigger
#entrepreneurs


ringorang

Crowdpage on Wefunder

4 • 3 comments

Thanks for posting... | In my opinion... | I'll keep this in mind...

Like Comment

Add a comment...

KAAS

Knowledge as a Service, Inc. (KaaS)
165 followers
4d • Edited •

Perks are what incentivize people to invest more... and it's working.

We offer six (6) perks for our Wefunder campaign:

> https://lnkd.in/ezXeQCN

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


PERKS!
Milestone
The crowd has grabbed several $500 and $2,000 level perks.
Get equity in our tech co for as little as $250.

Robert Feeney commented on this



Robert Feeney • 1st
Chief Vision Officer at Knowledge as a Service, Inc. (KaaS)
1h •

It is live!

Our first equity crowdfund investment. Anyone can reserve equity for $250 or more. Totally democratizes investing; amazing.

Many of you know I have been part of a team over the past two years that formed a tech startup called Knowledge as a Service Inc.

It's blazing a trail with a software product some of you have used called Ringorang that is clinically proven to change human behavior -- and it's being applied to empowering people to command their own destinies and businesses to thrive. Like, where employees are disempowered because their companies are unable to train them in a way that produces results.

And, if you know my story, you'll get just how thrilled I am to be applying it to mental health and even addiction recovery.

It used to be only venture capitalists got access to this kind of investment. Legislation has changed that with Regulation CF. Check it out and please consider sharing with your friends while we're still in the "early bird" round.

https://wefunder.com/kaas

#democratize #investing #crowdfundingcampaign #salesenablement #change #changemakers #mentalhealth #addiction #techstartups #venturefunding #innovation #behaviorchange #humanperformance



Invest in Knowledge as a Service, Inc. (KaaS): Disruptive software that changes human behavior | Wefunder

wefunder.com • 4 min read

1 comment

Ringorang

Published by BW Barkley · 3d ·

OPPORTUNITY:

We reversed the process of learning so it's PERFORMANCE FIRST... and the results are RADICAL:

Learn more here: https://www.wefunder.com/kaas



ringorang
KaaS
is a software company
that has a phenomenal product called
RINGORANG
that is a behavior change process
that drives performance
in real time

25
People Reached

9
Engagements

Boost Post

Ringorang
Published by BW Barkley · 6d ·

#ictcrowd

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


FIRST Q!
Milestone
The crowd asked its first question today.
Post your Q:
wefunder.com/kaas
Get equity in our tech co for as little as $250.

Ringorang

Published by BW Barkley · 6d ·

#ictcrowd

...

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


FIRST FIVE!
Milestone
Total Investors:
5
Total Equity Reserved:
$5,100
"Thanks, Wichita!"
Invest as little as $250.
www.wefunder.com/kaas


Ringorang
Published by BW Barkley · July 4 at 10:35 AM ·
Getting ready for our crowd funding campaign. Final touches...
24
People Reached
0
Engagements
1.1x Average
Distribution Score
Boost Post
Like
Comment
Share
Comment as Ringorang

D Wayne Barkley

3d ·

Did you know >>>>> pretty much anyone can reserve equity ownership in our tech company -- even as low as $250 -- and decide later to invest or not? It's a click-to-reserve button.

Then in a few weeks, you make your decision. This gives you time and space to think about it, learn more, connect with us.

That's what's nice about Wefunder.com: they make it easy for pretty much anyone to get equity in startups.

If you like the idea of disrupting learning, this might be for you: https://www.wefunder.com/kaas



We've cracked the code of the brain on how to change human behavior
– and how to automate behavior change –
in just 5 minutes a day.
0:08 / 4:07

Scott Huynh and Valerie Mikita Ojeda

Like Comment Share

Write a comment...

B Wayne Barkley
July 16 at 1:56 PM ·

🔥 Earlier today, my home-town made it happen. Thanks Michael H., for reserving your equity stake in KaaS powered by Ringorang

----

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


First in ICT
to Invest!
Milestone
"Thanks, Michael H."
Michael
Invest as little as $250.
www.wefunder.com/kaas

4 · 1 Comment

B Wayne Barkley is 😇 feeling blessed at **Groover Labs**.
July 10 at 10:12 AM · Wichita ·

‼ This is a historic day for Wichita's startup community ‼

We're the first to launch an equity crowdraise under the revised Reg CF exemption.

I invite my hometown to see our "Early Bird" terms on Wefunder before we launch national marketing campaigns in a few weeks (we our partner [illegible]). But first >>>>

Shout-out time

High-fives to the following Wichitans for helping us get to this point... to the launch pad... because if this works...it'll largely be because Wichita made it happen.

to Tonya Witherspoon at National Institute for Aviation Research, Wichita State University for the [illegible], [illegible] support and inspiring us to relocate here

to Paul Gray for his authentic testimonial and referrals

to Wichita Business Journal for the masterful e-penmanship of Daniel McCoy

to Midwest Roofing Company for being our first [illegible] customer!

to [illegible] for being our second [illegible] customer!!

to [illegible] and the winning team at Greater Wichita Partnership for ensuring we're connected and "in the know"

to Sam Foreman at Foreman Law for letting us shoot some b-roll in his cool offices

to Wichita Regional Chamber of Commerce for accepting and promoting us (and for the great Expo space in Sept)

to [illegible] because I know our upcoming meeting will rock!

to Bill Ramsey and Rodney Horton for 'you know what'

to [illegible], Mark [illegible], Jesse Coleman, Matt [illegible], [illegible] for encouragement and friendship

to Tracy, Curt and the awesome team at Groover Labs for the office space and dedication to entrepreneurs

to [illegible] Wichita for my kick-off office space (it rocked!)

to [illegible] for generous referrals

to Phil [illegible] for reminding me where the power really is

to [illegible] for key insights and hospitality

to [illegible] for our special alliance

to [illegible] at W. Frank Barton School of Business (Wichita State University) for the [illegible]

to [illegible] and [illegible] Studio – for the upcoming podcast and [illegible]

to Jacob [illegible] and Emma [illegible] for a truly unforgettable video

to Scott [illegible] for stepping up quick for the video at Garvey Center

to Josh [illegible], Mary Beth [illegible] and the team at [illegible] / Accelerate Venture Partners for guidance and encouragement

to Rob Gerlach (Wichita State University), Blake [illegible], JR [illegible] and Ben Wolff (Ad Astra MD) for believing in us and what's possible for [illegible]

to Gary [illegible], [illegible], Will [illegible] for staying close as we grow

And to the other groups and people in Wichita I surely forgot to mention in this post. Please tag yourself and accept my apologies!

Here's the campaign: https://www.wefunder.com/kaas

Let's see how Wichita responds to this! Only the Keeper of the Plains knows which ways the river will flow 😄

#historic [illegible]



WEFUNDER.COM
Invest in Knowledge as a Service, Inc. (KaaS): Disruptive software that changes human behavior | Wefunder

28 · 12 Comments 3 Shares

Thanks for your equity reservation in KaaS via Wefunder! - Message (HTML)

File | Message | Help | Tell me what you want to do

Delete Archive | Respond | Share to Teams | Quick Steps | Move | Tags | Editing | Read Aloud | Translate | Zoom | View | Insights

Delete | Teams | Quick Steps | Speech | Language | Zoom | Salesforce | Add-in

Thanks for your equity reservation in KaaS via Wefunder!



BW Barkley
To Vincent Parry
Cc Robert Feeney

Reply | Reply All | Forward

Thu 7/22/2021 9:21 PM

Hey Vince – huge thanks for coming aboard Early Bird with the crowd and during our growth phase.

I invite you to connect with us, especially if you're of the sharing mindset. For example, if you're up for it, please consider posting why you chose to invest in KaaS – and be sure to tag one/all of us should you chose to post.

Thanks again, Vince – and please don't hesitate to email/call/text us directly at any time.

Our social connections:

BW's LI: https://www.linkedin.com/in/bwbarkley/
BW's FB: https://www.facebook.com/bwbarkley
BW's phone: 818 561 0462

Robert Feeney's LI: https://www.linkedin.com/in/rofeeney/
RF's FB: https://www.facebook.com/robertjfeeney
RF's phone: 818-929-1310 / email: robert@kaas.guru

KaaS's LI: https://www.linkedin.com/company/kaasinc/
KaaS's FB: https://www.facebook.com/teamringorang/

Best regards,

B. Wayne Barkley
Chief Operating Officer
818-472-4321

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.